SECU 12010120 SSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 14286 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equity Services Incorporated

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One National Life Drive
(No. and Street)

Montpelier (City) Vermont (State) 05604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Sullivan (802)229-3231
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP.
(Name – *if individual, state last, first, middle name*)

125 Highstreet (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





AP 3/14

# OATH OR AFFIRMATION

I, Denise Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equity Services Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

Denise Sullivan
Signature

VP Financial Operations
Title

Crystal Demody Waldo
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Equity Services, Inc.

**(A wholly-owned subsidiary of NLV Financial Corporation)**

**Financial Statements with**
**Supplementary Information**
**As of and for the Years Ended**
**December 31, 2011 and 2010**

pwc

# Equity Services, Inc.

**(A wholly-owned subsidiary of NLV Financial Corporation)**

**Financial Statements with**
**Supplementary Information**
**As of and for the Years Ended**
**December 31, 2011 and 2010**

pwc

To the Board of Directors and Stockholders of Equity Services, Inc.:

In planning and performing our audit of the financial statements of Equity Services, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

*PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110*
*T: (617) 530 5000, F: (617) 530 5001,* www.pwc.com/us

pwc

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2012

# Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
## Index
## December 31, 2011 and 2010

**Page(s)**

pwc

**Report of Independent Auditors**

To the Board of Directors and
Stockholder of Equity Services, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in stockholder's equity, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Equity Services, Inc. (the Company) at December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2011) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2012

*PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110*
*T: (617) 530 5000, F: (617) 530 5001,* www.pwc.com/us

# Equity Services, Inc.

**(A wholly-owned subsidiary of NLV Financial Corporation)**

## Statements of Financial Condition

## Years Ended December 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | 6,873,478 | 4,639,074 |
| Investment advisor fees receivable | 1,979,089 | 2,251,492 |
| Prepaid expenses and other assets | 280,725 | 659,015 |
| Other receivables | 1,366,193 | 1,614,448 |
| Property and equipment, net of depreciation | 212,358 | 413,423 |
| Income taxes recoverable from Parent | 566,370 | 261,362 |
| Total assets | 11,278,213 | 9,838,814 |
| **Liabilities** | | |
| Investment advisor commissions payable | 1,694,192 | 1,914,505 |
| Accounts payable and accrued expenses | 2,937,855 | 2,733,065 |
| Commissions payable | 1,050,911 | 1,194,134 |
| Deferred tax liability | 66,733 | 121,476 |
| Total liabilities | 5,749,691 | 5,963,180 |
| **Stockholder's Equity** | | |
| Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding | 197,008 | 197,008 |
| Additional paid-in capital | 23,902,358 | 19,402,358 |
| Accumulated deficit | (18,570,844) | (15,723,599) |
| Accumulated Other Comprehensive Income | - | (133) |
| Total stockholder's equity | 5,528,522 | 3,875,634 |
| Total liabilities and stockholder's equity | 11,278,213 | 9,838,814 |

The accompanying notes are an integral part of these financial statements.

# Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
## Statements of Operations and Changes in Stockholder's Equity
## Years Ended December 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **Revenues** | | |
| Commissions | $ 25,854,779 | $ 33,381,856 |
| Investment advisor fees | 10,353,977 | 10,275,975 |
| Revenue sharing | 844,145 | 2,056,592 |
| Marketing support | 1,768,030 | 1,984,111 |
| Investment income | 6,683 | 9,788 |
| Total revenues | 38,827,614 | 47,708,322 |
| **Operating expenses** | | |
| Commissions | 21,537,100 | 28,410,664 |
| Investment advisor commissions | 8,883,313 | 8,507,085 |
| Intercompany charges | 2,603,280 | 3,883,410 |
| General and administrative expenses | 4,987,045 | 2,743,409 |
| Salaries and benefits | 4,058,619 | 3,539,235 |
| Clearing agent fees | 1,131,952 | 1,718,481 |
| Marketing support charges | 5,053 | 9,246 |
| Total operating expenses | 43,206,362 | 48,811,530 |
| Loss before income taxes | (4,378,748) | (1,103,208) |
| Income tax benefit | (1,531,503) | (280,610) |
| Net Loss | $ (2,847,245) | $ (822,598) |
| Stockholder's equity, beginning of year | $ 3,875,634 | $ 4,698,365 |
| Capital contribution | 4,500,000 | - |
| Accum other comprehensive loss | 133 | (133) |
| Net Loss | (2,847,245) | (822,598) |
| Stockholder's equity, end of year | $ 5,528,522 | $ 3,875,634 |

The accompanying notes are an integral part of these financial statements.

# Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
## Statements of Cash Flows
## Years Ended December 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | (2,847,245) | (822,598) |
| Adjustments to reconcile net loss to net cash (used in) provided by operating activities: | | |
| Depreciation | 201,065 | 199,104 |
| Changes in assets and liabilities: | | |
| Investment advisor fees receivable | 272,403 | 127,060 |
| Prepaid expenses and other assets | 378,290 | 204,028 |
| Other receivables | 248,255 | (871,695) |
| Deferred tax provision | (54,743) | 29,806 |
| Changes in other assets/liabilities | 133 | (133) |
| Income taxes (recoverable) payable to Parent | (305,008) | 3,123 |
| Accounts payable and accrued expenses | 204,790 | 1,596,628 |
| Investment advisor commissions payable | (220,313) | (226,192) |
| Commissions payable | (143,223) | 638,726 |
| Net cash (used in) provided by operating activities | (2,265,596) | 877,857 |
| **Cash flows from investing activities** | | |
| Purchase of furniture and equipment | - | (9,799) |
| Net cash used in investing activities | - | (9,799) |
| **Cash flows from financing activities** | | |
| Capital contribution | 4,500,000 | - |
| Net cash provided by financing activities | 4,500,000 | - |
| **Cash and cash equivalents** | | |
| Net increase in cash and cash equivalents | 2,234,404 | 868,058 |
| Beginning of year | 4,639,074 | 3,771,016 |
| End of year | 6,873,478 | 4,639,074 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Operations

Equity Services, Inc. ("ESI", the "Company"), is a broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC") is a wholly-owned subsidiary of NLVF and an affiliate of ESI.

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and from the sale of other mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts. ESI is affiliated with the companies that manage and distribute the Sentinel Group Funds.

The Company is a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of ESI. Certain states require separate financial information for EFA. For the years ended December 31, 2011 and 2010, EFA had revenues of $10,353,977 and $10,275,975, respectively, and expenses of $8,883,313 and $8,507,085, respectively, included in these statements.

ESI Financial Advisors had assets under management of $1.062 billion and $1.220 billion at December 31, 2011 and 2010, respectively.

## 2. Significant Accounting Policies

### Basis of Presentation
The Company's financial statements have been prepared on the basis of United States generally accepted accounting principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results may differ from those estimates.

Certain reclassifications have been made to conform prior periods to the current year's presentation.

### Subsequent Events
The Company has evaluated events subsequent to December 31, 2011 and through the financial statement issuance date of February 21, 2012. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

### Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in federal agency backed bonds with maturities as of the date of purchase of three months or less.

**Significant Accounting Policies (continued)**

**Investment Advisor Fees Receivable**
Certain sponsors pay EFA commissions to the Company on a quarterly basis in arrears. The accrual for these commissions is estimated using historical cash receipts to reflect revenues earned as of the balance sheet date.

**Prepaid Expenses and Other Assets**
Prepaid expenses consist primarily of annual registered representative license renewal fees paid in advance. Other assets includes the accrual for the month-end receivable from the Company's primary clearing house. Settlement occurs on the 10th day of each month for activity from the prior month.

**Other Receivables**
This primarily includes receivables for trail commissions and revenue share agreements.

**Property and Equipment**
Represents the cost of acquiring software and equipment. The balance is shown net of accumulated depreciation. Depreciation is calculated on the straight-line method based upon estimated useful lives of the assets ranging principally from three to five years. The Company's assets consist primarily of the commission software.

**Income Taxes Recoverable from Parent**
This represents the Company's allocated share of refundable income tax from NLHC. See the "Income Taxes" for further explanation.

**Investment Advisor Commissions Payable**
Consistent with the revenue, commission expense is accrued on the amounts due from EFA sponsors. The corresponding receivable is reflected in the "Investment Advisor Fees Receivable".

**Accounts Payable and Accrued Expenses**
Other expenses for obligations, or services rendered, but not yet paid at the end of the reporting period are included here and are inclusive of primarily: 1) amounts due to NLIC, NLVF, and Sentinel Administrative Services Inc., for compensation and commissions paid by those companies on behalf of the Company; 2) Elite Symposium held annually for top producing Agents; 3) accrued trail commission expense; and 4) anticipated legal expenses.

**Commissions Payable**
Represents commissions accrued on trail revenue and year-end bonus payments that are typically paid early in the year following the balance sheet date.

**Deferred Tax Liability**
The deferred tax liability relates to the US GAAP and tax basis difference on depreciation of furniture and equipment.

### Significant Accounting Policies (continued)

**Commissions Revenue**
Includes commission earned from mutual fund share sales, commissions on annuity sales, and commissions earned on house accounts. This commission revenue, paid by the shareholder at the point of sale, is partially offset by commissions subsequently paid to the broker/dealer of record for each sale.

**Investment Advisor Fees**
Investment Advisor Fees include fees received from third party money managers for professional investment advisory and portfolio management services, as well as fees earned from individual customers for financial planning services provided by the Company's Investment Advisor Representatives.

**Revenue Sharing**
Additional payments received from related entities, which are negotiated separately from the sales commissions as a percentage of sales.

**Marketing Support**
Additional payments received from sponsors, which are negotiated separately from the sales commissions and service fees ("12b-1" fees). These payments may include components of revenue sharing, marketing support, additional sales and service fees. Payments can be a percentage of gross sales, a flat annual amount, a percentage of assets under management or a combination of the three.

**Investment Income**
Equity Services' excess cash is invested in money market funds and other fixed income investments which in turn earn income distributions from those investments.

**Commissions Expense**
This represents a portion of the commission revenue (gross dealer concession) that is paid to branch office supervisors, general agents and registered representatives of record on each sale. See "Commissions Revenue" for further explanation.

**Investment Advisor Commissions**
This represents a portion of the "Investment Advisor Fees" revenue that is paid to the general agents and investment advisor representatives of record.

**General and Administrative Expenses**
These expenses represent any remaining costs to the Company incurred as a result of managing the company.

## Significant Accounting Policies (continued)

### General and Administrative Expenses (continued)

General and Administrative Expenses are comprised of the following:

| | For the Years Ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Legal Fees (see Note 8) | $ 3,134,242 | $ 965,678 |
| Software Maintenance | 634,264 | 361,292 |
| Depreciation | 201,065 | 199,104 |
| Printing & Postage | 175,869 | 142,922 |
| Recruiting & Training | 218,087 | 277,228 |
| Rent | 94,352 | 109,696 |
| Travel | 133,360 | 122,421 |
| Consulting | 133,760 | 147,211 |
| Other | 262,046 | 417,857 |
| | $ 4,987,045 | $ 2,743,409 |

### Salaries and Benefits

Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

### Clearing Agent Fees

These are primarily clearing and execution fees, statement and confirmation mailing, IRA maintenance fees, technology fees, associated postage and other fees the Company pays to clearing brokers/dealers for the Company's brokerage business.

### Marketing Support Charges

The Company provides seminars and training opportunities for representatives. Charges for these seminars are fully reimbursed by representatives and sponsors.

### Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company settles its income tax liability with NLHC quarterly or is reimbursed by NLHC for any tax attributes utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any. The Company received from NLHC $1,172,111 and $313,618 for the years ended December 31, 2011 and 2010, respectively. In addition, the Company paid $263 and $79 in state taxes for the years ended December 31, 2011 and 2010, respectively.

## 3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum "net capital" of the greater of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2011, are as follows:

| | |
|---|---|
| Aggregate indebtedness | $ 11,745,799 |
| Net capital | $ 3,882,713 |
| Ratio of aggregate indebtedness to net capital | 3.03 |

The operations of the Company do not normally include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

## 4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2011 and 2010 comprise:

| | 2011 | 2010 |
|---|---|---|
| Furniture and equipment | $ 1,714,169 | $ 1,716,816 |
| Accumulated depreciation | $ (1,501,811) | $ (1,303,393) |
| Net furniture and equipment | $ 212,358 | $ 413,423 |

Depreciation expense for the years ended December 31, 2011 and 2010 was $201,065 and $199,104, respectively.

## 5. Income Taxes

The Company participates in the consolidated federal income tax return of NLHC. The Company's income tax benefit includes federal income tax benefit of $1,473,301 and $317,206 for 2011 and 2010, respectively. The Company's income tax benefit also includes state income tax expense of $3,555 and expense of $6,790 for 2011 and 2010, respectively. The components of federal and state income tax are shown below:

| | 2011 | 2010 |
|---|---|---|
| Current | $ 1,476,856 | $ 310,416 |
| Deferred | 54,743 | (29,806) |
| Total Income Tax Benefit | $ 1,531,599 | $ 280,610 |

**Income Taxes(continued)**

Income tax receivable from NLHC was $566,370 and $261,362 at December 31, 2011 and 2010, respectively. In 2011, total taxes differ from amounts computed using the nominal federal income tax rate of 35% because of a small amount of non-deductable travel and entertainment expense. In 2010, the effective tax rate was 25% which differed from the nominal federal tax rate of 35% due to a non-deductible penalty paid. The Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years prior to 2007.

There were no amounts accrued for unrecognized tax benefits or related interest and penalties at December 31, 2011 and 2010. A deferred tax liability related to depreciable assets of $66,733 and $121,476 was recorded at December 31, 2011 and 2010, respectively.

## 6. Related Party Transactions

Commissions earned by the Company relating to sales of Sentinel Group Funds, Inc. (the "Funds") shares and continuing service fees for products issued by NLIC and others were $3,836,988 and $4,744,200 for the years ended December 31, 2011 and 2010, respectively. Other receivables include $302,223 and $354,357 at December 31, 2011 and 2010, respectively, related to these commissions and other miscellaneous revenues and expense reimbursements due from the Funds.

The Company is the distributor of variable universal life and variable annuity products issued by NLIC and offers indexed annuity products issued by Life of the Southwest ("LSW"). In connection with the distribution of these LSW products, the Company pays 100% of the commissions received to its registered representatives. NLIC pays for these commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense associated with these products was $3,608,722 and $9,393,406 for the years ended December 31, 2011 and 2010, respectively. The Company received revenue sharing on the indexed annuity, variable annuity, and variable universal life products in the amount of $363,142 and $1,559,295 in 2011 and 2010, respectively, which is included in revenue sharing.

NLIC provides the Company with occupancy, administrative services and access to its distribution network. The charges for these services and other shared services are determined by NLIC and the allocation methodologies employed are applied uniformly across National Life Group and all its affiliates, including ESI. The allocation methodologies are determined by NLIC based on direct charges and factors such as square footage, number of employees and compensation levels. Charges for costs allocated to the Company for the years ended December 31, 2011 and 2010 were $1,505,377 and $1,590,534, respectively. The costs included in the agreement are for employee, facility and marketing expenses.

**Related Party Transactions (continued)**

Accounts payable and accrued expenses include $1,811,379 and $1,987,345 at December 31, 2011 and 2010, respectively, for such allocated costs. Also included in the expense sharing agreement the Company has with NLIC is a reimbursement for a portion of such allocated costs by affiliated companies.

There were no reimbursements or receivables balance related to these reimbursements at December 31, 2011 and 2010.

Effective May 23, 2005 the Company and Sentinel Financial Services Company ("SFSC"), a registered broker dealer, executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support income for the years ended December 31, 2011 and 2010 included $481,003 and $497,297, respectively, for these additional fees. Other receivables included $106,205 and $44,454 at December 31, 2011 and 2010, respectively, for these fees and other related transactions.

The Company has experienced losses from operations for twenty-eight of the past thirty-three years and has an accumulated deficit of $18,570,844 at December 31, 2011. The Company has received sufficient equity contributions from its parent, NLVF, to enable it to meet its contractual obligations as they become due. NLVF has committed to continue such equity contributions as necessary. In 2011, there were capital contributions from NLVF to ESI of $4.5 million. There was no capital contribution required in 2010.

## 7. Regulatory Matters

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2011, the Company has no indication that it has not fulfilled its contractual obligations and has not recorded a liability with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

## 8. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The nature of these claims typically include legal theories that are common in lawsuits brought by retail investors, such as improper sales practices, unsuitability, breach of fiduciary duty and other claims related to the sale of investment products. The results of these matters cannot be predicted with certainty. The Company continues to vigorously defend its position related to these matters. However, it is uncertain whether there could be unfavorable outcomes that will result in a material adverse impact to the Company.

# Equity Services, Inc.
**(A wholly-owned subsidiary of NLV Financial Corporation)**
## Schedule 1 – Supplementary Information
## Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2011

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2011.

| | 2011 |
|---|---|
| **Net capital** | |
| Total consolidated stockholder's equity | $ 5,528,522 |
| Deduct stockholder's equity not allowable for net capital | - |
| Total stockholder's equity qualified for net capital | 5,528,522 |
| **Deduct** | |
| Investment Advisor fees and other commissionable receivables in excess of payable | 650,695 |
| Intercompany receivables in other receivables | 106,205 |
| Furniture and equipment, net of depreciation | 212,358 |
| Prepaid expenses and other assets | 676,550 |
| | 1,645,808 |
| Net capital before haircuts on securities position and other deductions | 3,882,714 |
| Haircut on cash equivalents | - |
| Other deductions | - |
| Net capital | $ 3,882,714 |
| **Aggregate indebtedness** | |
| Commissions payable | 2,745,039 |
| Accounts Payable- general | 2,528,012 |
| Accounts payable - trade | 476,900 |
| Litigation affect on AI | 5,995,848 |
| Total aggregate indebtedness | $ 11,745,799 |
| Computation of basic net capital requirement | |
| Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness) | 783,053 |
| Excess net capital | $ 3,099,661 |
| Excess net capital at 1,000% | $ 2,708,132 |

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